Exhibit 4.7

EXECUTION VERSION

COMMON UNIT PURCHASE AGREEMENT

BY AND AMONG

COPANO ENERGY, L.L.C.

AND

ZLP FUND, L.P.

STRUCTURED FINANCE AMERICAS, LLC

AND

ROYAL BANK OF CANADA

Dated As of December 29, 2005

COMMON UNIT PURCHASE AGREEMENT

COMMON UNIT PURCHASE AGREEMENT, dated as of December 29, 2005 (this “Agreement”), by and among COPANO ENERGY, L.L.C., a Delaware limited liability company (“Copano”), and ZLP Fund, L.P., Structured Finance Americas, LLC and Royal Bank of Canada (each referred to herein as a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, Copano desires to sell an aggregate of 1,418,440 of Common Units and the Purchasers desire to purchase an aggregate of 1,418,440 of Common Units from Copano in accordance with the provisions of this Agreement; and

WHEREAS, Copano has agreed to provide the Purchasers with certain registration rights with respect to the Purchased Common Units acquired pursuant to this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Copano and each Purchaser, severally and not jointly, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01           Definitions.  As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Action” against a Person means any lawsuit, action, proceeding, investigation or complaint before any Governmental Authority, mediator or arbitrator.

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, “control” (including, with correlative meanings, “controlling,” “controlled by,” and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph.

“Basic Documents” means, collectively, this Agreement, the Registration Rights Agreement and any and all other agreements or instruments executed and delivered by the Parties on even date herewith, or any amendments, supplements, continuations or modifications thereto.

“Business Day” means any day other than a Saturday, Sunday, or a legal holiday for commercial banks in Houston, Texas.

“Closing” shall have the meaning specified in Section 2.02.

“Closing Date” shall have the meaning specified in Section 2.02.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit Purchase Price” means $35.25 per Purchased Common Unit.

“Common Units” means the Common Units of Copano representing limited liability company interests.

“Copano” has the meaning set forth in the introductory paragraph.

“Copano Material Adverse Effect” means any material and adverse effect on (i) the assets, liabilities, financial condition, business, operations, or affairs of Copano and its Subsidiaries, taken as a whole, measured against those assets, liabilities, financial condition, business, operations, or affairs reflected in the Copano SEC Documents, (ii) the ability of Copano and its Subsidiaries, taken as a whole, to carry out their business as of the date of this Agreement or to meet their obligations under the Basic Documents on a timely basis, or (iii) the ability of Copano to consummate the transactions under any Basic Document.  Notwithstanding the foregoing, a “Copano Material Adverse Effect” shall not include any effect resulting or arising from: (a) any change in general economic conditions in the industries or markets in which Copano or its Subsidiaries operate;  (b) seasonal reductions in revenues and/or earnings of Copano and its Subsidiaries in the ordinary course of their respective businesses; (c) national or international political, diplomatic or military conditions, including any engagement in hostilities, whether or not pursuant to a declaration of war, or the occurrence of any military or terrorist attack; or (d) changes in GAAP or other accounting principles.

“Copano Related Parties” shall have the meaning specified in Section 6.02.

“Copano SEC Documents” shall have the meaning specified in Section 3.03.

“Copano SEC Reports” means Copano’s Annual Report on Form 10-K for the year ended December 31, 2004 and Copano’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

“Delaware LLC Act” shall have the meaning specified in Section 3.02(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“Governmental Authority” shall include the country, state, county, city and political subdivisions in which any Person or such Person’s Property is located or which exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authorities that exercise valid jurisdiction over any such Person or such Person’s Property. Unless otherwise specified, all references to Governmental Authority herein shall mean a Governmental Authority having jurisdiction over, where applicable, Copano, its Subsidiaries or any of their Property or any of the Purchasers.

“Indemnified Party” shall have the meaning specified in Section 6.03.

“Indemnifying Party” shall have the meaning specified in Section 6.03.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.

“Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes.  For the purpose of this Agreement, a Person shall be deemed to be the owner of any Property that it has acquired or holds subject to a conditional sale agreement, or leases under a financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person in a transaction intended to create a financing.

“Limited Liability Company Agreement” shall have the meaning specified in Section 2.01.

“Lock-Up Date” means 90 days from the Closing Date.

“LTIP” shall have the meaning specified in Section 3.02(b).

“Parties” means Copano and the Purchasers party to this Agreement, collectively.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

“Purchased Common Units” means the Common Units to be issued and sold to the Purchasers pursuant to this Agreement.

“Purchaser” and “Purchasers” each has the meaning set forth in the introductory paragraph.

“Purchaser Material Adverse Effect” means any material and adverse effect on (i) the ability of a Purchaser to meet its obligations under the Basic Documents on a timely basis or (ii) the ability of a Purchaser to consummate the transactions under any Basic Document.

“Purchaser Related Parties” shall have the meaning specified in Section 6.01.

“Registration Rights Agreement” means the Registration Rights Agreement, in the form attached to this Agreement as Exhibit B, to be entered into at the Closing, between Copano and the Purchasers.

“Representatives” of any Person means the affiliates, control persons, officers, directors, employees, agents and other representatives of such Person.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Subsidiary” means, as to any Person, any corporation or other entity of which at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries.

Section 1.02           Accounting Procedures and Interpretation.  Unless otherwise specified in this Agreement, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters under this Agreement shall be made, and all financial statements and certificates and reports as to financial matters required to be furnished to the Purchasers under this Agreement shall be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the Commission) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

ARTICLE II
SALE AND PURCHASE

Section 2.01           Sale and Purchase of Common Units.  Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 2.02 below) Copano hereby agrees to sell to each Purchaser, and each Purchaser hereby agrees, severally and not jointly, to purchase from Copano, the number of Common Units set forth opposite such Purchaser’s name on Schedule 2.01, and each Purchaser agrees to pay Copano the Common Unit Purchase Price for each such Purchased Common Unit; provided, however, that, if the number of Purchased Common Units to be purchased by Structured Finance Americas, LLC, at Closing would represent more than 9.3% of the issued and outstanding number of Common Units as of immediately after the Closing then, and only upon Structured Finance Americas, LLC’s request, the number of Common Units to be purchased by Structured Finance Americas, LLC and its respective aggregate Common Unit Purchase Price in respect thereof, shall be reduced pro rata (based on the number of Common Units Structured Finance Americas, LLC would otherwise be required to purchase) by the minimum amount necessary such that Structured Finance Americas, LLC’s Purchased Common Units would not represent more than 9.3% of the issued and outstanding number of Common Units as of immediately after the Closing.  The Purchased Common Units shall have those rights, preferences, privileges and restrictions governing the

Common Units as set forth in the Second Amended and Restated Limited Liability Company Agreement of Copano, dated as of November 15, 2004, as amended (the “Limited Liability Company Agreement”).  A true and correct copy of the Limited Liability Company Agreement together with Amendment No. 1 and Amendment No. 2 thereto have been filed by Copano with the Commission as Exhibits 3.3, 3.4 and 3.5 to Copano’s registration statement on Form S-3 (File No. 333-130315) filed on December 14, 2005.

Section 2.02           Closing.  The execution and delivery of the Basic Documents and execution and delivery of all other instruments, agreements, and other documents required by this Agreement (the “Closing”) shall take place on December 29, 2005 (the “Closing Date”.  Delivery of certificates representing the Purchased Common Units and payment by each Purchaser of the Common Unit Purchase Price therefor shall take place on (i) December 30, 2005 with respect to the Common Units to be purchased by Royal Bank of Canada and Structured Finance Americas, LLC and (ii) January 3, 2006 with respect to the Common Units to be purchased by ZLP Fund, L.P., in each case at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2300, Houston, Texas 77002.  Each of the closing deliveries required by Section 2.03 and Section 2.04 below other than the delivery of certificates representing the Purchased Common Units and the payment by each Purchaser of the Common Unit Purchase Price therefor shall be deemed satisfied by delivery of such items on December 29, 2005.

Section 2.03           Copano Closing Deliveries. At the Closing, subject to the terms and conditions of this Agreement, Copano will deliver, or cause to be delivered, to each Purchaser:

(a)           The Purchased Common Units by delivering certificates (bearing the legend set forth in Section 4.08) evidencing such Purchased Common Units at the Closing, all free and clear of any Liens, encumbrances or interests of any other party;

(b)           An opinion addressed to the Purchasers from legal counsel to Copano, dated the Closing Date, in the form similar in substance to the form of opinion attached to this Agreement as Exhibit A; and

(c)           The Registration Rights Agreement in the form attached to this Agreement as Exhibit B, which shall have been executed by Copano.

Section 2.04           Purchaser Closing Deliveries.  At the Closing, subject to the terms and conditions of this Agreement, each Purchaser will deliver, or cause to be delivered, to Copano:

(a)           Payment to Copano of the aggregate Common Unit Purchase Price for each Purchased Common Unit purchased by such Purchaser by wire transfer(s) of immediately available funds to an account designated by Copano; and

(b)           The Registration Rights Agreement in substantially the form attached to this Agreement as Exhibit B, which shall have been duly executed by such Purchaser.

Section 2.05           Independent Nature of Purchasers’ Obligations and Rights.

The obligations of each Purchaser under any Basic Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Basic Document.  The failure or waiver of performance under any Basic Document by any Purchaser does not excuse performance by any other Purchaser.  Nothing contained herein or in any other Basic Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Basic Document.  Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Basic Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COPANO

Copano represents and warrants to the Purchasers as follows:

Section 3.01           Corporate Existence.  Copano: (i) is a limited liability company duly organized, legally existing and in good standing under the laws of the State of Delaware; (ii) has all requisite limited liability company power, and has all material governmental licenses, authorizations, consents and approvals, necessary to own its assets and carry on its business as its business is now being conducted as described in the Copano SEC Reports, except where the failure to obtain such licenses, authorizations, consents and approvals would not reasonably be expected to have a Copano Material Adverse Effect; and (iii) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualifications necessary, except where failure so to qualify would not reasonably be expected to have a Copano Material Adverse Effect.

Section 3.02           Capitalization and Valid Issuance of Purchased Common Units.

(a)           As of the date of this Agreement, the issued and outstanding membership interests of Copano consist of 13,391,288 Common Units and 3,519,126 Subordinated Units.  All of the outstanding Common Units and Subordinated Units have been duly authorized and validly issued in accordance with applicable Law and the Limited Liability Company Agreement and are fully paid (to the extent required under the Limited Liability Company Agreement) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the Delaware Limited Liability Company Act (the “Delaware LLC Act”).

(b)           Other than Copano’s Long-Term Incentive Plan (the “LTIP”), Copano has no equity compensation plans that contemplate the issuance of Common Units (or securities convertible into or exchangeable for Common Units).  No indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which Copano’s unitholders may vote is issued or outstanding.  Except as set forth in the first sentence of this Section 3.02(b), as contemplated by this Agreement, or as are contained in the Limited Liability Company Agreement, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls, or other rights, convertible securities, agreements, claims or commitments of any character obligating Copano or any of its Subsidiaries to issue, transfer or sell any limited liability company interests or other equity interest in, Copano or any of its Subsidiaries or securities convertible into or exchangeable for such limited liability company interests or equity interests, (ii) obligations of Copano or any of its Subsidiaries to repurchase, redeem or otherwise acquire any limited liability company interests or equity interests of Copano or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) voting trusts or similar agreements to which Copano or any of its Subsidiaries is a party with respect to the voting of the equity interests of Copano or any of its Subsidiaries.

(c)           (i) All of the issued and outstanding equity interests of each of Copano’s Subsidiaries (other than Webb/Duval Gatherers and Southern Dome, LLC) are owned, directly or indirectly, by Copano free and clear of any Liens (except for such restrictions as may exist under applicable Law and except for such Liens as may be imposed under Copano’s or Copano’s Subsidiaries’ credit facilities filed as exhibits to the Copano SEC Documents), and all such ownership interests have been duly authorized, validly issued and are fully paid (to the extent required in the organizational documents of Copano’s Subsidiaries, as applicable) and non-assessable (except as nonassessability may be affected by Section 6.07 of the Texas Revised Uniform Limited Partnership Act, Section 18-607 of the Delaware Limited Liability Company Act, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act or the organizational documents of Copano’s Subsidiaries, as applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) except as disclosed in the Copano SEC Documents and pursuant to the Amended and Restated Operating Agreement of Southern Dome, LLC dated August 1, 2005, neither Copano nor any of its Subsidiaries own any shares of capital stock or other securities of, or interest in, any other Person, or are obligated to make any capital contribution to or other investment in any other Person.

(d)           The Purchased Common Units and the membership interests represented thereby, have been duly authorized by Copano pursuant to the Limited Liability Company Agreement and, when issued and delivered to the Purchasers against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by applicable Law and the Limited Liability Company Agreement) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the Delaware LLC Act) with no personal liability attaching to the ownership thereof, and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Limited Liability Company Agreement and under applicable state and federal securities laws and other than such Liens as are created by the Purchasers.

(e)           Copano’s currently outstanding Common Units are quoted on The Nasdaq National Market.  The Purchased Common Units will be issued in compliance with all applicable rules of The Nasdaq National Market.  Copano has filed a supplemental listing application with The Nasdaq National Market to list the Purchased Common Units.

Section 3.03           Copano SEC Documents.  Copano has timely filed with the Commission all forms, registration statements, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act (all such documents filed on or prior to the date of this Agreement, collectively, the “Copano SEC Documents”).  The Copano SEC Documents, including, without limitation, any audited or unaudited financial statements and any notes thereto or schedules included therein, at the time filed (in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequently filed Copano SEC Document filed prior to the date of this Agreement) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (iv) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and (v) fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position and status of the business of Copano as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.  Deloitte & Touche LLP is an independent registered public accounting firm with respect to Copano and has not resigned or been dismissed as independent registered public accountants of Copano as a result of or in connection with any disagreement with Copano on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

Section 3.04           No Material Adverse Change.  Except as set forth in or contemplated by the Copano SEC Documents, since December 31, 2004, Copano and its Subsidiaries have conducted their business in the ordinary course, consistent with past practice, and there has been no (i) change that has had or would reasonably be expected to have a Copano Material Adverse Effect, other than those occurring as a result of general economic or financial conditions or other developments that are not unique to Copano and its Subsidiaries but also affect other Persons who participate or are engaged in the lines of business of which Copano and its Subsidiaries participate or are engaged, (ii) acquisition or disposition of any material asset by Copano or any of its Subsidiaries or any contract or arrangement therefor, otherwise than for fair value in the ordinary course of business, (iii) material change in Copano’s accounting principles, practices or methods, or (iv) incurrence of material indebtedness.

Section 3.05           Litigation.  Except as set forth in the Copano SEC Documents, there is no Action pending or, to the knowledge of Copano, contemplated or threatened against Copano or any of its Subsidiaries or any of their respective officers, directors, properties or assets, which (individually or in the aggregate) reasonably would be expected to have a Copano Material Adverse Effect or which challenges the validity of this Agreement or which would reasonably be expected to adversely affect or restrict Copano’s ability to consummate the transactions contemplated by the Basic Documents.

Section 3.06           No Breach.  The execution, delivery and performance by Copano of the Basic Documents to which it is a party, and all other agreements and instruments to be executed and delivered by Copano pursuant thereto or in connection with the transactions contemplated by the Basic Documents, and compliance by Copano with the terms and provisions under such agreements, do not and will not (a) violate any provision of any law, statute, rule or regulation, order, writ, judgment, injunction, decree, governmental permit, determination or award having applicability to Copano or any of its Subsidiaries or any of their respective properties or assets, (b) conflict with or result in a violation of any provision of the Certificate of Formation or the Limited Liability Company Agreement, or any organizational documents of any of Copano’s Subsidiaries, (c) require any consent, approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any note, bond, mortgage, license, or loan or credit agreement to which Copano or any of its Subsidiaries is a party or by which Copano or any of its Subsidiaries or any of their respective properties may be bound or (ii) any other agreement, instrument or obligation, or (d) result in or require the creation or imposition of any Lien upon or with respect to any of the properties now owned or hereafter acquired by Copano or any of its Subsidiaries; with the exception of the conflicts stated in clause (b) of this Section 3.06, except where such conflict, violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 3.06 would not, individually or in the aggregate, reasonably be expected to have a Copano Material Adverse Effect.

Section 3.07           Authority.  Copano has all necessary limited liability company power and authority to execute, deliver and perform its obligations under the Basic Documents to which it is a party, and to consummate the transactions contemplated thereby; the execution, delivery and performance by Copano of the Basic Documents to which it is a party, and the consummation of the transactions contemplated thereby, have been duly authorized by all necessary action on its part; and the Basic Documents constitute the legal, valid and binding obligations of Copano, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors’ rights generally or by general principles of equity.  No approval from the holders of the Common Units or Subordinated Units is required as a result of Copano’s issuance and sale of the Purchased Common Units.

Section 3.08           Approvals.  Except for the approvals required by the Commission in connection with Copano’s obligations under the Registration Rights Agreement and the registration statement, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by Copano of any of the Basic Documents to which it is a party, except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption from, or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to have a Copano Material Adverse Effect.

Section 3.09           MLP Status.  Copano has, for each taxable year beginning after December 31, 2003, during which Copano was in existence, met the gross income requirements of Section 7704(c)(2) of the Internal Revenue Code of 1986, as amended.

Section 3.10           Investment Company Status.  Copano is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 3.11           Offering.  Assuming the accuracy of the representations and warranties of the Purchasers contained in this Agreement, the sale and issuance of the Purchased Common Units pursuant to this Agreement is exempt from the registration requirements of the Securities Act, and neither Copano nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

Section 3.12           Certain Fees.  Other than fees payable to Banc of America Securities LLC for its services as placement agent, no fees or commissions will be payable by Copano to brokers, finders, or investment bankers with respect to the sale of any of the Purchased Common Units or the consummation of the transaction contemplated by this Agreement.  The Purchasers shall not be liable for any such fees or commissions.  Copano agrees that it will indemnify and hold harmless each of the Purchasers from and against any and all claims, demands, or liabilities for broker’s, finder’s, placement, or other similar fees or commissions incurred by Copano or alleged to have been incurred by Copano in connection with the sale of Purchased Common Units or the consummation of the transactions contemplated by this Agreement.

Section 3.13           No Side Agreements.  There are no other agreements by, among or between Copano or its Affiliates, on the one hand, and any of the Purchasers or their Affiliates, on the other hand, with respect to the transactions contemplated hereby nor promises or inducements for future transactions between or among any of such parties.

Section 3.14           Hedging Arrangements.  Copano has entered into the hedging arrangements reflected on Schedule 3.14 of this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER

Each Purchaser, severally and not jointly, represents and warrants to Copano with respect to itself as follows:

Section 4.01           Corporate Existence.  Such Purchaser (i) is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and (ii) has all requisite power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as its business is now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not have or would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.02           No Conflicts.  The execution, delivery and performance by such Purchaser of this Agreement, the Basic Documents and all other agreements and instruments to be executed and delivered by such Purchaser pursuant hereto or thereto or in connection herewith or therewith, compliance by such Purchaser with the terms and provisions hereof and thereof, and the purchase of the Purchased Common Units by such Purchaser do not and will not (a) violate any provision of any law, statute, rule or regulation, order, writ, judgment, injunction, decree, governmental permit, determination or award having applicability to such Purchaser or any of its properties or assets, (b) conflict with or result in a violation of any provision of the organizational documents of such Purchaser, or (c) require any consent (other than standard internal consents), approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any note, bond, mortgage, license, or loan or credit agreement to which such Purchaser is a party or by which such Purchaser or any of its properties may be bound or (ii) any other such agreement, instrument or obligation; with the exception of the conflicts stated in clause (b) of this Section 4.02, except where such conflict, violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 4.02 would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

Section 4.03           Investment.  The Purchased Common Units are being acquired for its own account, not as a nominee or agent, and with no present intention of distributing the Purchased Common Units or any part thereof, and that such Purchaser has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities laws of the United States of America or any State, without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of the Purchased Common Units under a registration statement under the Securities Act and applicable state securities laws or under an exemption from such registration available thereunder (including, without limitation, if available, Rule 144 promulgated thereunder). If such Purchaser should in the future decide to dispose of any of the Purchased Common Units, such Purchaser understands and agrees (a) that it may do so only (i) in compliance with the Securities Act and applicable state securities law, as then in effect, or (ii) in the manner contemplated by any registration statement pursuant to which such securities are being offered, and (b) that stop-transfer instructions to that effect will be in effect with respect to such securities.  Notwithstanding the foregoing, a Purchaser may enter into a total return swap with respect to such Purchaser’s Purchased Common Units with a third party provided that such transaction is exempt from registration under the Securities Act.

Section 4.04           Nature of Purchaser.  Such Purchaser represents and warrants to, and covenants and agrees with, Copano that, (a) it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Purchased Common Units, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

Section 4.05           Receipt of Information; Authorization.  Such Purchaser acknowledges that it has (a) had access to the Copano SEC Documents and (b) has been provided a reasonable opportunity to ask questions of and receive answers from Representatives of Copano regarding the matters disclosed therein.

Section 4.06           Restricted Securities.  Such Purchaser understands that the Purchased Common Units it is purchasing are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from Copano in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, Purchaser represents that it is knowledgeable with respect to Rule 144 of the Commission promulgated under the Securities Act.

Section 4.07           Certain Fees.  No fees or commissions will be payable by such Purchaser to brokers, finders, or investment bankers with respect to the sale of any of the Purchased Common Units or the consummation of the transaction contemplated by this Agreement.  Such Purchaser agrees that it will indemnify and hold harmless Copano from and against any and all claims, demands, or liabilities for broker’s, finder’s, placement, or other similar fees or commissions incurred by such Purchaser or alleged to have been incurred by such Purchaser in connection with the sale of Purchased Common Units or the consummation of the transactions contemplated by this Agreement.

Section 4.08           Legend.  It is understood that the certificates evidencing the Purchased Common Units will bear the following legend:  “These securities have not been registered under the Securities Act of 1933, as amended.  They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or documentation reasonably satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act.”

ARTICLE V
COVENANTS

Section 5.01           Purchaser Lock-Up.  Each Purchaser agrees that from and after the Closing it will not sell any of the Purchased Common Units prior to the Lock-Up Date; provided, however, that any Purchaser may enter into a total return swap or similar transaction with respect to the Purchased Common Units purchased by such Purchaser.

Section 5.02           Taking of Necessary Action.  Each of the parties hereto shall use its commercially reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the foregoing, Copano and each Purchaser will, and Copano shall cause each of its Subsidiaries to, use its commercially reasonable efforts to make all filings and obtain all consents of Governmental Authorities which may be necessary or, in the reasonable opinion of the Purchasers or Copano, as the case may be, advisable for the consummation of the transactions contemplated by this Agreement and the Basic Documents.

Section 5.03           Non-Disclosure; Interim Public Filings.  Copano shall not disclose the name or identity of any of the Purchasers as a Purchaser without the prior written consent of such Purchaser, except in connection with Copano’s filing of a Form 8-K under the Exchange Act, as a result of this Agreement or the other Basic Documents or the transactions contemplated hereby and thereby, or other similarly required Exchange Act reports, or as required by applicable Law or the rules or regulations of The Nasdaq National Market or other exchange on which securities of Copano are listed or traded; provided, however, that, in the event that any such required disclosure contains specific information about a Purchaser other than its identity and ownership interest and the type of Copano’s securities owned by it, Copano shall, prior to making such disclosure, provide such Purchaser with a draft of such disclosure and permit such Purchaser reasonable opportunity (in light of the circumstances) to review and comment on such disclosure and consider in good faith (but not be required to accept) any comments proposed by such Purchaser.

Section 5.04           Use of Proceeds.  Copano will use all of the proceeds from the sale of the Purchased Common Units to repay outstanding indebtedness and for general limited liability company purposes, including organic growth projects and commodity derivatives programs.

ARTICLE VI
INDEMNIFICATION, COSTS AND EXPENSES

Section 6.01           Indemnification by Copano.  Copano agrees to indemnify each Purchaser and its affiliates, control persons, officers, directors, employees, advisors, and agents (collectively, “Purchaser Related Parties”) from, and hold each of them harmless against any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, causes of action, costs, losses, liabilities, diminution in value, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to (i) any actual or proposed use by Copano of the proceeds of any sale of the Purchased Common Units or (ii) the breach of any of the representations, warranties or covenants of Copano contained herein, provided such claim for indemnification relating to a breach of a representation or warranty is made prior to the expiration of such representation or warranty.

Section 6.02           Indemnification by Purchasers.  Each Purchaser agrees, severally and not jointly, to indemnify Copano and its Representatives (collectively, “Copano Related Parties”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation, or inquiries), demands, causes of action, costs, losses, liabilities, diminution in value, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of such Purchaser contained herein, provided such claim for indemnification relating to a breach of the representations and warranties is made prior to the expiration of such representations and warranties.

Section 6.03           Indemnification Procedure.  Promptly after any Copano Related Party or Purchaser Related Party (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such claim or the commencement of such action or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure.  Such notice shall state the nature and the basis of such claim to the extent then known.  The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith.  If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control.  Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party.  After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, involves no admission of wrongdoing or malfeasance by, and includes a complete release from liability of, the Indemnified Party.

ARTICLE VII
MISCELLANEOUS

Section 7.01           Interpretation. Article, Section, Schedule, and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts, and agreements are references to such instruments, documents, contracts, and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to.” Whenever Copano has an obligation under the Basic Documents, the expense of complying with that obligation shall be an expense of Copano unless otherwise specified. Whenever any determination, consent, or approval is to be made or given by a Purchaser, such action shall be in such Purchaser’s sole discretion unless otherwise specified in this Agreement. If any provision in the Basic Documents is held to be illegal, invalid, not binding, or unenforceable, such provision shall be fully severable and the Basic Documents shall be construed and enforced as if such illegal, invalid, not binding, or unenforceable provision had never comprised a part of the Basic Documents, and the remaining provisions shall remain in full force and effect. The Basic Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

Section 7.02           Survival of Provisions.  The representations and warranties set forth in Sections 3.01, 3.02, 3.04, 3.12, 3.13, 4.03, 4.04, 4.05, 4.06, 4.07 and 4.08 of this Agreement shall survive the execution and delivery of this Agreement indefinitely, and the other representations and warranties set forth in this Agreement shall survive for a period of twelve (12) months following the Closing Date regardless of any investigation made by or on behalf of Copano or any Purchaser.  The covenants made in this Agreement or any other Basic Document shall survive the closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Purchased Common Units and payment therefor and repayment, conversion or repurchase thereof. All indemnification obligations of Copano and the Purchasers the provisions of Article VI shall remain operative and in full force and effect unless such obligations are expressly terminated in a writing by the Parties referencing that individual Section, regardless of any purported general termination of this Agreement.

Section 7.03           No Waiver; Modifications in Writing.

(a)           Delay. No failure or delay on the part of any party in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any right, power, or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)           Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification, or termination of any provision of this Agreement or any other Basic Document shall be effective unless signed by each of the original signatories hereto or thereto affected by such amendment, waiver, consent, modification, or termination. Any amendment, supplement or modification of or to any provision of this Agreement or any other Basic Document, any waiver of any provision of this Agreement or any other Basic Document, and any consent to any departure by Copano from the terms of any provision of this Agreement or any other Basic Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on Copano in any case shall entitle Copano to any other or further notice or demand in similar or other circumstances.

Section 7.04           Binding Effect; Assignment.

(a)           Binding Effect. This Agreement shall be binding upon Copano, each Purchaser, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and as provided in Article VI, and their respective successors and permitted assigns.

(b)           Assignment of Purchased Common Units. All or any portion of a Purchaser’s Purchased Common Units purchased pursuant to this Agreement may be sold, assigned or pledged by such Purchaser, subject to compliance with applicable securities laws, this Agreement and the Registration Rights Agreement.

(c)           Assignment of Rights. Each Purchaser under this Agreement may assign all or any portion of its rights hereunder: (i) to any Affiliate of such Purchaser; or (ii) in connection with a total return swap or similar transaction with respect to the Purchased Common Units purchased by such Purchaser, and in each case the assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights and shall agree to be bound by the provisions of this Agreement.   Except as expressly permitted by this Section 7.04(c), such rights may not otherwise be transferred except with the prior written consent of Copano (which consent shall not be unreasonably withheld), in which case the assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights and shall agree to be bound by the provisions of this Agreement.

Section 7.05           Aggregation of Purchased Common Units.  All Purchased Common Units held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

Section 7.06           Communications.  All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, regular mail, telecopy, air courier guaranteeing overnight delivery, electronic mail or personal delivery to the addresses listed in Schedule 7.06 of this Agreement or to such other address as Copano or such Purchaser may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by registered or certified mail, return receipt requested, or regular mail, if mailed; when receipt acknowledged, if sent via facsimile; and upon actual receipt when delivered by an air courier guaranteeing overnight delivery or via electronic mail.

Section 7.07           Removal of Legend.  Copano shall remove the legend described in Section 4.08 of this Agreement from the certificates evidencing the Purchased Common Units at the request of a Purchaser submitting to Copano such certificates, together with such other documentation as may be reasonably requested by Copano or required by the transfer agent, unless Copano, with the advice of counsel, determines that such removal is inappropriate.

Section 7.08           Entire Agreement.  This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the rights granted by Copano or a Purchaser set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

Section 7.09           Governing Law.  This Agreement will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws.

Section 7.10           Execution in Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

Section 7.11           Expenses.  Copano hereby covenants and agrees to reimburse Baker Botts L.L.P., for reasonable and documented legal fees not to exceed $50,000.  If any action at law or equity is necessary to enforce or interpret the terms of the Basic Documents, the prevailing party shall be entitled to reasonable attorney’s fees, out-of-pocket costs and necessary disbursements in addition to any other relief to which such party may be entitled.

Section 7.12           Recapitalization, Exchanges, Etc. Affecting the Purchased Common Units.  The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all units of Copano or any successor or assign of Copano (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, the Purchased Common Units, and shall be appropriately adjusted for combinations, recapitalizations and the like occurring after the date of this Agreement.

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IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

COPANO ENERGY, L.L.C.

By:	/s/ John R. Eckel, Jr.
John R. Eckel, Jr.
Chairman of the Board and Chief Executive Officer

Signature Page to

Common Unit Purchase Agreement

ZLP FUND, L.P.

By:	Zimmer Lucas Partners, LLC,
its general partner

	By:	/s/ Stuart Zimmer
Stuart Zimmer, Managing Member

Signature Page to

Common Unit Purchase Agreement

STRUCTURED FINANCE AMERICAS, LLC

By:	/s/ K. Bell
Name: K. Bell
Title: Managing Director

By:	/s/ Richard C. Kennedy
Name: Richard C. Kennedy
Title:

Signature Page to

Common Unit Purchase Agreement

ROYAL BANK OF CANADA
by its agent

RBC CAPITAL MARKETS CORPORATION

By:	/s/ Patrick Clarke
Name: Patrick Clarke
Title: Managing Director

By:	/s/ Josef Muskatel
Name: Josef Muskatel
Title: Director and Senior Counsel

Signature Page to

Common Unit Purchase Agreement

Schedule 2.01

Entity	Number of Common Units	Aggregate Purchase Price
ZLP Fund, L.P.	709,220	$25,000,005

Structured Finance Americas, LLC	567,376	$20,000,004

Royal Bank of Canada	141,844	$5,000,001

Total	1,418,440	$50,000,010